Mail Stop 05-10

						June 13, 2005

via U.S. mail and Facsimile

Michael L. Hurt
Chief Executive Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

	Re:	Altra Industrial Motion Inc.
Form S-4 filed May 16, 2005
File No. 333-124944

Dear Mr. Hurt:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-4 filed May 16, 2005

General

1. Please file all exhibits, including the legality opinion and the letter of transmittal, with your next amendment or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. We note that the Company is registering the Exchange Notes in reliance on the staff`s position enunciated in Exxon Capital Holdings
Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the staff (1) stating that the issuer is registering the exchange offer in reliance on the staff`s position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan
Stanley & Co. Incorporated and Shearman and Sterling letters.

3. To the extent additional subsidiaries of the company come into existence and are made guarantors on the registered notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

4. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. In your amended filing, please include an updated consent of the independent public accountants.

6. Please update your filing to include interim financial statements as of and for the three months ended March 31, 2005. Refer to Rule
3-12 of Regulation S-X. Please similarly update your unaudited pro forma statement of income.

Inside Front Cover Page of the Prospectus

7. Please provide the information required by Item 2 of Form S-4.

Prospectus Summary, page 1

8. Please revise this section to delete the "Business Strengths" and
"Business Strategy" sections of the summary, as it is unnecessary to include this information for an exchange offer where the offerees have already invested in your business.

Summary of the Terms of the Exchange Offer, page 4

9. State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Revise "The Exchange Offer" section on page 27 accordingly.




Time of Expiration, page 6

10. As currently represented, the offer could be open for less than
20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Security, page 10

11. Please provide the book value of the assets that are securing the new notes as of the date of the latest financial statements in the prospectus. Please also revise the risk factors section with similar disclosure.

Risk Factors, page 12

12. Please delete the third and fourth sentences of the introductory paragraph. All material risks should be described. If risks are not deemed material, then you should not reference them.

13. Revise all risk factor headings to clearly state the risk involved.

14. Throughout this section, you state that you "cannot assure" or "there can be no assurance [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

Our substantial level of indebtedness..., page 13

15. Please quantify your debt service costs.

Our senior revolving credit facility and the indenture..., page 14

16. We note the statement that your financial covenants may become more restrictive over time. Please revise to explain under what circumstances the covenants may become more restrictive. In addition, provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

We may be subject to work stoppages at our facilities, page 23

17. We note that one of your bargaining agreements expired June 6, 2005. Please update your risk factor, as well as the information relating to your relationship with your employees elsewhere in the prospectus, to state whether this agreement has been renegotiated, an employee strike occurred, or otherwise.

Terms of the Exchange Offer, page 28

18. We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after the expiration date of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary

Expiration; Amendments, page 28

19. On page 29, we note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

20. You reserve the right to "delay accepting any old notes".
Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions, page 33

21. As you note in your disclosure all conditions to the offer must be satisfied or waived prior to expiration of the offer, not merely before acceptance of the old notes. Please revise the introductory paragraph accordingly.

Unaudited Pro Forma Financial Statements, page 37

22. Please disclose the expected useful lives of the property, plant and equipment acquired.

23. Please explain in detail why you have not included the $600 of expenses related to services previously provided by PTH`s parent to
PTH in your historical Predecessor financial statements. Similarly, please tell us why you have not included $980 of general and administrative services previously performed by PTH`s parent for PTH in your historical Predecessor financial statements. See SAB Topic
1-B.

24. Where you are reversing interest expense in your unaudited pro forma statement of income, please amend your filing to disclose the amount of the debt repaid, the interest rate, the period it was outstanding and then arrive at the pro forma amount of interest expense reversed. Please then show the amount of new debt issued, the interest rate and the period that you are reflecting it in your pro formas.

25. Based on your discussion of your management`s discussion and analysis, we note you wrote off deferred loan costs in 2004.
Please
tell us why you have not adjusted your unaudited pro forma statements of income to eliminate such costs.

Selected Historical Financial Data, page 39

26. Please disclose balance sheet data as of December 31, 2002 and 2001. See Item 301 of Regulation S-K.

27. Please include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period, or confirm to us that the change in the ratio would be less than ten percent. Refer to Item 503(d) of Regulation S-K.

Ratio of Earnings to Fixed Charges, page 40

28. Please relocate this section so that it appears in the Summary section.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
History and the Acquisitions, page 41

29. You state the programs implemented by Colfax Corporation "may be modified or terminated after the Acquisition." Given that the acquisition was completed on November 30, 2004, you should provide a discussion of any programs that were modified or terminated that are material to you business.

Non-GAAP Financial Measures, page 44

30. Please revise your disclosures to clarify that your combined basis presentation is not in accordance with generally accepted accounting principles. Please also revise your disclosures to describe in detail the nature of the differences between the predecessor and successor entities, including differences in accounting basis, accounting policies, and management, to the extent applicable.

31. We note that you consider EBITDA to be a measure of operating performance. Based on your need for ongoing capital expenditures and debt financing, it is unclear to us how EBITDA could be a useful measure of operating performance. This measure appears to eliminate critical recurring charges that are a necessary cost of your operations. Please provide a more comprehensive explanation of why you believe EBITDA is a useful measure of operating performance.


32. Please specifically address the material limitations associated with the use of EBITDA, in light of your significant borrowings, fixed assets and intangible assets, as well as how you compensate for these limitations. See question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Liquidity and Capital Resources
Following the Acquisitions and Related Transactions, page 48

33. Disclose the current interest rate on your senior secured credit facility the effect a one percent change in the interest rate would have on your debt service.

Liquidity and Capital Resources
Contractual Obligations, page 49

34. Please include a discussion of your deficiency in your ratio of earnings to fixed charges.

35. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligations under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Qualitative and Quantitative Information about Market Risk, page
50

36. Revise this section to provide a quantitative analysis of your market risk as required by Item 305 of Regulation S-K.

37. Disclose the Euro-Dollar exchange rate in effect at the end of your most recent interim period.

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal
Control, page 51

38. We note the material weakness identified in your disclosure.
In
this regard, revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists.




Products, page 55

39. It appears that you have not disclosed any information related to segments. However, we note your disclosure on page 52, that your customers operate in a diverse group of industries that include automotive, general industrial, material handling, mining, power generation, transportation and turf and garden. Further, we have noted your disclosure that your primary products include clutches, clutch brakes, enclosed gear drives, open gearing, couplings, and machined-race bearings. Please clarify for us whether your business includes any components that meet the definition of an operating segment in paragraph 10 of SFAS No. 131. In this regard, please explain, in detail, the nature of the business unit financial information reviewed by your chief operating decision maker. Assuming you have more than one operating segment, please tell us how you meet the aggregation requirements in paragraph 17 if SFAS No. 131, given the variety of industries you serve and the variety of your products. In addition, please disclose and supplementally provide to us the information required by paragraph 37 of SFAS No. 131.

Environmental and Health and Safety Matters, page 58

40. State whether you are currently listed as a potentially responsible party at any of your current or former sites, and if you are listed as such, state the number of sites.

Summary Compensation, page 63

41. Please tell us how you have accounted for the success bonuses paid to your management by Colfax Corporation and the basis for your accounting.

Severance Agreements, page 65

42. Please quantify the amounts payable under the severance agreements.

Description of Certain Indebtedness, page 71

43. Please delete the language that the discussion of your material indebtedness is "qualified in its entirety by reference" to materials that are not in the prospectus. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Revise similar disclosures throughout the prospectus.



Covenants and other Matters, page 72

44. Revise to state the maximum annual limit on capital expenditures imposed by the senior revolving credit facility.

45. Discuss the change of control and cross-default provisions of the credit facility in reasonable detail.

United States Federal Income Tax Consequences, page 114

46. Please delete the statements that the tax discussion is for "general information only" and the discussion is a "general summary only", as this section should contain a discussion of the material tax consequences of the exchange offer.

Consolidated Statements of Operations and Comprehensive Income
(Loss), page F-4

47. We have noted your presentation of Loss (Gain) on sale of assets in non-operating expense. These amounts should be classified as operating. Refer to paragraph 45 of SFAS No. 144. Please revise your consolidated statements of operations and comprehensive income
(loss) and your unaudited pro forma statement of income accordingly.

Note 1.  Description of Business and Summary of Significant
Accounting Policies, page F-7
Revenue Recognition, page F-11

48. Separately disclose your product sales and services and the respective cost of goods sold and services provided, if greater than
10%. Please supplementally provide us with a breakdown of product and service revenues for the periods presented.

Note 3.  Acquisitions, page F-14

49. Please explain your consideration of the factors in paragraph
11of SFAS No. 142 in determining that your trade names and trademarks are indefinite lived.

50. Please help us understand why your customer relationships represent approximately 57% of your intangible assets. Please also explain, in detail, your consideration of paragraph 11 of SFAS No. 142 in determining the twelve-year useful life for your customer relationships. We note that you have over 3,000 customers (page
56),
that you operate in very competitive markets against numerous businesses (page 56), that some of your larger customers attempting to reduce the number of their vendors (page 18), that you generally sell your products pursuant to individual purchase orders instead of long-term purchase commitments (page 22), and that your distributors only require a short notice period to cancel their distribution agreements (page 19).

Note 9.  Pension and Other Employee Benefits, page F-20

51. We note that the unfunded accumulated benefit obligation related to your postretirement benefit plans exceed your accrued postretirement benefit cost as of December 31, 2004 and 2003.
Please
explain why you have not recognized a minimum pension liability related to your postretirement benefit plans.

Note 12.  Related-Party Transactions, page F-28

52. Regarding the services performed for the Predecessor by Colfax personnel, please disclose your method of allocating the cost of such services to the Predecessor financial statements, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic 1-B.

53. Please tell us how you accounted for the $4.4 million of transaction services provided by Genstar Capital.

Note 16.  Guarantor Subsidiaries, page F-36

54. If true, please revise to clarify that the guarantor subsidiaries are "100% owned" by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term "wholly-owned" however, that term is not the same as the term "100% owned" in Rule 3-10(h) of
Regulation S-X.

55. On page 17, you state that you are a holding company with no significant assets other than your direct and indirect investments in your operating subsidiaries. However, the issuer column of your condensed consolidating balance sheet as of December 31, 2004 and your condensed consolidating statement of operations from inception through December 31, 2004 indicate otherwise. Please "push down" the parent company`s basis to the subsidiary columns to the extent applicable. See Rule 3-10(i)(4) of Regulation S-X.

Kilian Manufacturing Corporation and Kilian Canada ULC

56. We assume you have included the Kilian financial statements to comply with Rule 3-05 of Regulation S-X. If so, please provide us with your significance test under Rule 3-05 to support your presentation of only two years of a combined statement of income.


Combined Statements of Income, page F-49

57. Please explain why you recognized a goodwill impairment charge of
$2.2 million in the period from February 15, 2003 to December 27, 2003, despite the fact that the Kilian businesses were newly-acquired. In addition, in note E, please disclose the facts and circumstances leading to the impairment. See paragraph 47.a of SFAS
No. 142.

Note I - Related Party Transactions, page F-60

58. We note that selling, general, administrative and other operating expenses, as a percentage of Kilian`s revenue, is substantially less than the comparable measure for PTH, although both businesses appear similar. Please clarify for us whether Kilian`s historical financial statements reflect all of its costs of doing business, including those costs that its parent incurred on its behalf. In addition, please disclose your method of allocating the cost of such services to the Predecessor financial statements, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic
1-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on accounting comments to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Nilima Shah, Branch Chief, at (202) 551-3255. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-
3751 or, in her absence, to Chris Edwards, Special Counsel, at
(202)
551-3742, or the undersigned at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director




cc: 	Todd R. Chandler, Esq.
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153

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Michael L. Hurt
Altra Industrial Motion, Inc.
June 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE